Exhibit 99.1
ITURAN PRESENTS RECORD SUBSCRIBER GROWTH IN ITS
RESULTS FOR THE FOURTH QUARTER & FULL YEAR OF 2021

44,000 net subscriber adds & double-digit revenue and EBITDA growth for Q4 & FY 2021

AZOUR, Israel – March 7, 2022 – Ituran Location and Control Ltd. (NASDAQ: ITRN), today announced its consolidated financial results for the fourth quarter of 2021.

Highlights of full year 2021

•	Number of subscribers reached 1,881,000 at year-end;
•	Revenue of $270.9 million, an increase of 10% year-over-year;
•	EBITDA of $72.7 million, an increase of 56% year-over-year;
•	Generated $55.8 million in full year operating cash flow;
•	Year-end net cash and marketable securities of $23.3 million;

Highlights of the fourth quarter of 2021

•	44,000 net subscriber growth: net increase in aftermarket of 50,000 and net decrease in OEM of 6,000;
•	Revenues of $70.4 million, an increase of 11% year-over-year;
•	Net income was $9.6 million, an increase of 40% year-over-year;
•	EBITDA of $18.9 million, up 14% year-over-year;
•	Generated $16.0 million in quarterly operating cash flow;
•	Declared dividend of $3 million and continued share buy-back program totaling $5.41 million in the quarter;

Subscriber Growth Forecast in 2022

Management increases its subscriber base growth expectations to between 140,000 to 160,000, net over full year 2022.

Management Comment

Eyal Sheratzky, Co-CEO of Ituran said, “We are very pleased with our results and solid end to a strong year of growth in our subscriber base. While our traditional business continued to perform well, the acceleration in our subscriber growth was driven by the strong headway we made with our new growth engines, including UBI, finance customers, car rental companies, and growth in the United States.”

Continued Mr. Sheratzky, “We continue to focus on enhancing our growth via the addition of new offerings and services, penetrating new market segments while taking advantage of the synergies across all our geographies. Looking ahead, our well-above average subscriber-base growth throughout 2021 positions us exceptionally well to build on our profitable growth in 2022 and beyond.”

Fourth quarter 2021 Results

Revenues for the fourth quarter of 2021 were $70.4 million, an increase of 11% compared with revenues of $63.6 million in the fourth quarter of 2020.

69% of revenues were from location-based service subscription fees and 31% were from product revenues.

Revenues from subscription fees were $48.8 million, an increase of 7% over fourth quarter 2020 revenues.

The subscriber base amounted to 1,881,000 as of December 31, 2021. This represents an increase of 44,000 net over that of the end of the prior quarter, and an increase of 113,000 year-over-year. During the quarter, there was an increase of 50,000 in the aftermarket subscriber base and a decrease of 6,000 in the OEM subscriber base.

Product revenues were $21.6 million, an increase of 21% compared with that of the fourth quarter of 2020.

Gross profit for the quarter was $33.4 million (47.5% of revenues), a 13% increase compared with gross profit of $29.5 million (46.4% of revenues) in the fourth quarter of 2020.

The gross margin in the quarter on subscription revenues was 56.1%, compared with 54.5% in the fourth quarter of 2020. The gross margin on products was 28.2% in the quarter, compared with 25.6% in the fourth quarter of 2020.

Operating income for the quarter was $14.2 million (20.2% of revenues), an increase of 17% compared with an operating income of $12.1 million (19.0% of revenues) in the fourth quarter of last year.

EBITDA for the quarter was $18.9 million (26.9% of revenues), an increase of 14% compared with an EBITDA of $16.6 million (26.1% of revenues) in the fourth quarter of last year.

Financial expense for the quarter was $0.8 million compared with a financial expense of $2.2 million in the fourth quarter of last year.

Net income for the fourth quarter of 2021 was $9.6 million (13.6% of revenues) or diluted earnings per share of $0.46, compared with $6.8 million (10.7% of revenues) or diluted earnings per share of $0.33.

Cash flow from operations for the fourth quarter of 2021 was $16.0 million.

Full Year 2021 Results

Revenues for 2021 was $270.9 million, 10% above the $245.6 million reported in 2020.

70% of revenues were from location-based service subscription fees and 30% were from product revenues.

Revenues from subscription fees were $189.6 million, representing an increase of 4% over the same period last year.

Product revenues were $81.2 million, representing an increase of 30% compared with the same period last year.

Gross profit for the year was $126.5 million (46.7% of revenues). This represents an increase of 9% compared with gross profit of $115.5 million (47.0% of revenues) in 2020. The gross margin in the year on subscription revenues was 55.3%, compared with 55.5% in 2020. The gross margin on products was 26.6%, compared with 22.2% in 2020.

Operating profit for 2021 was $54.6 million (20.2% of revenues) an increase of 96% compared with operating profit of $27.8 million (11.3% of revenues) in 2020. In 2020, there was an impairment charge of $14.2 million. Excluding the impairment charge, in 2021, the operating profit increased by 30%.

EBITDA for 2021 was $72.7 million (26.8% of revenues), an increase of 56% compared to $46.7 million (19.0% of revenues) in 2020.

Net income in 2021 was $34.3 million (12.6% of revenues) or fully diluted earnings per share of $1.65, an increase of 113% compared with net income of $16.1 million (6.6% of revenues) or fully diluted earnings per share of $0.77 in 2020.  In 2020, there was an impairment charge of $13.5 million. Excluding the impairment charge, in 2021, the net profit increased by 16%.

Cash flow from operations for the year was $55.8 million.

As of December 31, 2021, the Company had cash, including marketable securities, of $54.7 million and debt of $31.4 million, amounting to a net cash of $23.3 million. This is compared with cash, including marketable securities, of $78.8 million and debt of $54.5 million, amounting to a net cash of $24.3 million, as of December 31, 2020.

Dividend

For the fourth quarter of 2021, a dividend of $3.0 million was declared. This is in line with the Board’s current policy of issuing at least $3 million on a quarterly basis.

Buy Back

On August 4, 2021, Ituran announced that it Board of Directors made the decision to continue executing on the $19 million remainder of a $25 million share buy-back program that was first announced in 2019. The buy back program commenced on August 25, 2021. Share repurchases, were funded by available cash and repurchases of Ituran's ordinary shares under SEC Rule10b-18 terms.

In the fourth quarter, under the renewed program, Ituran purchased 208,000 shares for a total of $5.4 million. During 2021, a total of 280,000 were purchased, totaling $7.3 million.

Conference Call Information

The Company will also be hosting a conference call later today, March 7, 2022 at 9am Eastern Time.

On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls a few minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 866 860 9642
ISRAEL Dial-in Number: 03 918 0609
INTERNATIONAL Dial-in Number:  +972 3 918 0609
at:
9:00am Eastern Time, 6:00am Pacific Time, 4:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Ituran’s website.

Certain statements in this press release are "forward-looking statements" within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors, as well as factors related to the global COVID-19 pandemic.

About Ituran

Ituran is a leader in the emerging mobility technology field, providing value-added location-based services, including a full suite of services for the connected-car. Ituran offers Stolen Vehicle Recovery, fleet management as well as mobile asset location, management & control services for vehicles, cargo and personal security for the retail, insurance industry and car manufacturers. Ituran is the largest OEM telematics provider in Latin America. Its products and applications are used by customers in over 20 countries. Ituran is also the founder of the Tel-Aviv based DRIVE startup incubator to promote the development of smart mobility technology.

Ituran's subscriber base has been growing significantly since the Company's inception to approaching 2 million subscribers using its location based services with a market leading position in Israel and Latin America. Established in 1995, Ituran has approximately 3,000 employees worldwide, with offices in Israel, Brazil, Argentina, Mexico, Ecuador, Columbia, India, Canada and the United States.

For more information, please visit Ituran’s website, at: www.ituran.com

Company Contact	International Investor Relations
Udi Mizrahi udi_m@ituran.com Deputy CEO & VP Finance, Ituran (Israel) +972 3 557 1348	Ehud Helft ituran@gkir.com GK Investor & Public Relations (US) +1 212 378 8040

  ITURAN LOCATION AND CONTROL LTD.

Condensed Consolidated Financial Statements
as of December 31, 2021

ITURAN LOCATION AND CONTROL LTD.

Condensed Consolidated Financial Statements
as of December 31, 2021

ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	US dollars
	December 31,
(In thousands)	2021	2020

Current assets
Cash and cash equivalents	50,306	72,183
Investments in marketable securities	4,405	6,663
Accounts receivable (net of allowance for doubtful accounts)	43,916	39,343
Other current assets	36,979	38,624
Inventories	27,128	22,622
	162,734	179,435

Long-term investments and other assets
Investments in affiliated companies	885	908
Investments in other companies	1,866	1,263
Other non-current assets	3,146	2,953
Deferred income taxes	11,091	11,360
Funds in respect of employee rights upon retirement	16,205	13,558
	33,193	30,042

Property and equipment, net	35,652	37,653

Operating lease right-of-use assets, net	4,690	5,548

Intangible assets, net	16,753	19,932

Goodwill	39,999	39,862

Total assets	293,021	312,472

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ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS (cont.)

	US dollars
	December 31,
(In thousands)	2021	2020

Current liabilities
Credit from banking institutions	18,257	20,388
Accounts payable	21,275	19,716
Deferred revenues	24,333	24,351
Obligation to purchase non-controlling interests	-	10,595
Other current liabilities	40,767	37,677
	104,632	112,727
Long-term liabilities
Long term loan	13,169	34,068
Liability for employee rights upon retirement	22,476	19,715
Deferred income taxes	1,952	2,494
Deferred revenues	8,902	8,536
Operating lease liabilities, non-current	1,750	2,692
Others non-current liabilities	2,337	2,341
	50,586	69,846

Stockholders’ equity	132,460	127,192
Non-controlling interests	5,343	2,707
Total equity	137,803	129,899

Total liabilities and equity	293,021	312,472

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ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	US dollars		US dollars
(in thousands	Year ended December 31,		Three months period ended December 31 ,
except per share data)	2021	2020	2021	2020

Revenues:
Telematics services	189,649	182,944	48,776	45,759
Telematics products	81,235	62,683	21,580	17,854
	270,884	245,627	70,356	63,613

Cost of revenues:
Telematics services	84,783	81,365	21,429	20,812
Telematics products	59,619	48,747	15,501	13,289
	144,402	130,112	36,930	34,101

Gross profit	126,482	115,515	33,426	29,512
Research and development expenses	14,099	12,767	3,931	2,808
Selling and marketing expenses	11,906	11,014	3,029	2,586
General and administrative expenses	46,118	49,705	12,393	12,070
Impairment of goodwill	-	10,508	-	-
Impairment of intangible assets and other expenses (income), net	(256)	3,690	(104)	(22)
Operating income	54,615	27,831	14,177	12,070
Other expenses, net	(109)	(272)	(106)	(277)
Financing income (expenses), net	(5,538)	1,480	(822)	(2,171)
Income before income tax	48,968	29,039	13,249	9,622
Income tax expenses	(11,854)	(10,856)	(2,799)	(2,261)
Share in gains (losses) of affiliated companies, net	(102)	(842)	(63)	16
Net income for the period	37,012	17,341	10,387	7,377
Less: Net income attributable to non-controlling interest	(2,756)	(1,218)	(812)	(555)
Net income attributable to the Company	34,256	16,123	9,575	6,822

Basic and diluted earnings per share attributable to Company’s stockholders	1.65	0.77	0.46	0.33

Basic and diluted weighted average number of shares outstanding (in thousands)	20,769	20,813	20,651	20,813

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ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	US dollars		US dollars
	Year ended December 31,		Three months period ended December 31,
(in thousands)	2021	2020	2021	2020
Cash flows from operating activities
Net income for the period	37,012	17,341	10,387	7,377
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	18,096	18,831	4,767	4,521
Interest and exchange rate differences on loans	(47)	(266)	(47)	157
Loss (gain) in respect of marketable securities and other investments	2,387	(4,101)	(222)	858
Increase in liability for employee rights upon retirement	2,069	1,445	501	95
Share in losses in (gains of) affiliated company, net	102	842	63	(16)
Deferred income taxes	(443)	(2,158)	351	(914)
Capital losses (gain) on sale of property and equipment, net	(166)	199	(75)	81
Decrease (increase) in accounts receivable	(3,994)	4,496	2,997	2,991
Decrease (increase) in other current and non-current assets	1,047	3,064	(1,961)	(1,583)
Decrease (increase) in inventories	(3,841)	3,120	247	1,295
Increase (decrease) in accounts payable	1,776	(658)	(49)	(856)
Increase (decrease) in deferred revenues	318	(5,367)	(181)	154
Increase (decrease) in obligation for purchase non-controlling interests	967	(848)	281	(168)
Impairment of goodwill	-	10,508	-	-
Impairment of other intangible assets	-	3,661	-	-
Increase (decrease) in other current and non-current liabilities	507	9,959	(1,017)	2,506
Net cash provided by operating activities	55,790	60,068	16,042	16,498

Cash flows from investment activities
Increase in funds in respect of employee rights upon
retirement, net of withdrawals	(2,097)	(1,148)	(240)	(358)
Capital expenditures	(16,626)	(10,234)	(5,380)	(2,728)
Investments in affiliated and other companies, net	(675)	(557)	(255)	(12)
Proceed from (repayment of) long term deposit	(48)	(32)	68	11
Sale of marketable securities	-	269	-	-
Proceeds from sale of property and equipment	922	223	225	-
Net cash used in investment activities	(18,524)	(11,479)	(5,582)	(3,087)

Cash flows from financing activities
Repayment of long-term credit	(23,576)	(18,157)	(4,403)	(4,804)
Short term credit from banking institutions, net	(197)	1,186	(48)	(1,428)
Settlement of obligation to purchase non-controlling interests	(11,281)	-	(11,281)	-
Purchase of shares from non-controlling interests	-	(750)	-	-
Dividend paid	(15,809)	(9,967)	(2,905)	-
Dividend paid to non-controlling interests	(522)	(1,761)	(98)	(300)
Acquisition of company shares	(7,281)	-	(5,411)	-
Net cash used in financing activities	(58,666)	(29,449)	(24,146)	(6,532)
Effect of exchange rate changes on cash and cash equivalents	(477)	(921)	1,045	3,468
Net Increase (decrease) in cash and cash equivalents	(21,877)	18,219	(12,641)	10,347
Balance of cash and cash equivalents at beginning of period	72,183	53,964	62,947	61,836
Balance of cash and cash equivalents at end of period	50,306	72,183	50,306	72,183

Supplementary information on financing and investing activities not involving cash flows:

In November 2021, the Company declared a dividend in an amount of US$ 3 million. The dividend was paid in January 2022.

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